Mail Stop 6010

August 17, 2006

Mr. Sam B. Humphries
President and Chief Executive Officer
Healthtronics, Inc.
1301 Capitol of Texas Highway, Suite 200B
Austin, Texas 78746

> **RE:** **Healthtronics, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **File No. 0-30406**

Dear Mr. Humphries:

We have reviewed your filings and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Financial Statements, page A-1

Note B – Summary of Significant Accounting Policies, page A-10

Revenue Recognition Policy, page A-11

1. We note from your restatement disclosure on page A-17 that you previously
    accounted for certain trailer revenues under SOP 81-1 and recognized revenues when
    construction was substantially complete. We further note that you subsequently
    determined that revenues from these transactions should be recognized upon delivery
    to customers under SAB 104. Please address the following:

    ·   We see that you continue to follow SOP 81-1 for certain sales arrangements.
        Please tell us and revise future filings to describe the significant terms and
        conditions for sales arrangements subject to accounting under SOP 81-1.

    ·   Please describe to us the significant terms and conditions of those trailer sales
        that were erroneously accounted for under SOP 81-1. Please clearly explain
        how your revised accounting for these transactions complies with GAAP.

2. If any of your sales are accounted for on a multiple element basis, including for
    example, maintenance or installation services you provide for any of the products you
    sell, please tell us and update your future filings to describe how you considered EITF
    00-21 when recognizing revenue.

Note C - Restatement of Financial Statements, page A-17

3. Given the nature of the errors you discovered, please tell us why you do not believe
    you were required to restate your Form 10-K for the year ended December 31, 2004,
    and Forms 10-Q for the quarters ended March 31, 2005, June 30, 2005 and
    September 30, 2005. Also, tell us more about how each of the disclosed errors were
    discovered, why they were not previously detected and why you believe they are not
    reoccurring or will not reoccur. We may have further comments after reviewing your
    response.

Note I – Cost of Services and General and Administrative Expenses, page A-26

4. We note you disclose the components of costs of services and general and administrative expenses herein. Please tell us why you do not believe Rule 5-03(b) of Regulation S-X requires you to present these items on the face of your income statements. Revise your future filings as necessary based on our concern.

Note J – Commitments and Contingencies, page A-26

5. We see that you fully settled a shareholder class action lawsuit on December 1, 2005. Please tell us the amount and timing of any charges recorded in the reported periods related to these lawsuits. Additionally please tell us how you recorded the $2.825 million insurance settlement in your financial statements.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact, Angela Crane, Branch Chief at (202) 551-3554 with any other questions.

Sincerely,

Jay Webb
Review Accountant